December 27, 2004


Via Facsimile (904) 359-8700 and U.S. Mail

Linda Y. Kelso
Foley & Lardner LLP
One Independent Drive, Suite 1300
Jacksonville, FL 32202

Re:	Regency Centers Corporation
Schedule TO-I filed December 10, 2004
SEC File No. 5-42731

Dear Ms. Kelso:

We have reviewed the tender offer statement referenced above and have the following comments. All defined terms have the same meaning as in your offer materials.

Offer to Exchange

General

1. We note that the subject security for purposes of this exchange offer as you describe it in the offer materials is technically only the "reload right," not the existing option and associated reload right. Moreover, you disclose that the reason for the exchange offer is to avoid expensing stock options under new Financial Standards Board rules that go into effect in July 2005. Although you state that the offer is structured so as to "motivate and compensate our employees by giving them an equity stake in Regency," that appears to refer to the reason for the structure of the offer, but not the reason for making the offer. As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option;
(ii) the exchange offer is conducted for compensatory reasons; and
(iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are excluding from participation in this exchange offer certain option holders who are not employees. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order.

Summary Term Sheet

2. In the introductory paragraph, please modify your statement that the "summary is not complete." While the summary is necessarily more abbreviated than the complete disclosure document that follows, it should represent a complete description of the most material features of the offer to exchange. See Item 1001 of Regulation M-A.

3. Consider defining the term "nonqualified" used in the Summary
Term
Sheet section. Your definition should focus on the impact of that term to participating employees.

4. Please clarify here and elsewhere in the offer materials that even an option holder who elects to participate in this exchange offer will keep his or her existing option, and will forfeit only the reload component. In addition, clarify that the new option that would be issued pursuant to the reload feature of the existing options itself includes a reload component.

Dispute Resolution, page 17

5. We note your disclosure that all disputes, claims or controversies between Regency and the holder of new options or stock rights awards must be settled by binding arbitration conducted in Jacksonville, Florida within a year of the time when the complaining party knew or should have know of the facts giving rise to the complaint. As to claims arising under the federal securities laws, we object to such an attempt to limit security holders` judicial remedies as against public policy. Please remove or limit the language accordingly.

6. See comment 4 above. With respect to claims arising other than under the federal securities laws, we believe the existing disclosure in the offer materials does not adequately describe the potential effect of this clause. For example, the reference to "[a]ny dispute, controversy or claim" appears to cover employment- related and other matters that may arise between an employee and the company. Please revise the offer documents generally to fully discuss this aspect of the implications of participation in the offer. For example, the Risk
Factors section and the Summary Term Sheet should highlight this effect and discuss the impact for participating option holders.


Conditions of the Offer, page 20

7. You may terminate the offer if its consummation would result in an accounting charge to Regency of more than $6.8 million. Briefly describe the circumstances under which this could occur. For example, at what level of participation would this offer condition be "triggered"?

Extension of Offer; Termination and Amendment, page 24

8. Refer to the first full paragraph on page 25. Clarify your reference to "termination" there. In addition, briefly describe the circumstances under which you believe you could "postpone" acceptance and cancellation of reload rights in a situation where an offer condition had not occurred.

Financial Statements, page 26

9. We note that you have incorporated by reference Regency`s financial statements in its annual report on Form 10-K for the year ended December 31, 2003 and the unaudited financial statements included in its quarterly report on Form 10-Q for the quarter ended
September 30, 2004. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to options holders the summary financial statements required by Item 1010(c) of Regulation
M-A.  See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in
Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in your offer materials. Advise how this new information will be disseminated to option holders.

Closing Comments

Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from Regency acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;



* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please be aware that we may have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
??

??

??

??

Linda Y. Kelso, Esq.
December 27, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE